Exhibit 99.113

ASSIGNMENT, ASSUMPTION AND NOVATION AGREEMENT

THIS AGREEMENT made the 22nd day of December, 2011

AMONG:

RIO ALTO MINING LIMITED, a corporation validly existing under the laws of Alberta

(hereinafter referred to as “Rio Alto”)

AND:

OLYMPIA TRUST COMPANY, a trust company with an office in the City of Calgary, in the Province of Alberta

(hereinafter referred to as “Olympia”)

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a trust company with an office in the City of Vancouver, in the Province of British Columbia

(hereinafter referred to as “Computershare”)

WITNESSSES THAT WHEREAS:

A.

Rio Alto and Olympia are parties to a shareholder rights plan agreement made as of August 26, 2010 (the “Shareholder Rights Agreement”) whereby Olympia has agreed to act as Rights Agent (as such term is defined in the Shareholder Rights Agreement) for the holders of common shares of Rio Alto;

B.	Rio Alto wishes to appoint Computershare as successor Rights Agent to Olympia and each of the parties have agreed to the change in Rights Agent;

C.	The parties wish to confirm their respective rights and obligations with respect to the assignment, assumption and novation of the Shareholder Rights Agreement.

NOW THEREFORE in consideration of the following mutual promises and other good and valuable consideration (the receipt and sufficiency of which each party acknowledges), the parties covenant and agree as follows:

1.	ASSIGNMENT

Olympia hereby assigns, transfers, sets over and conveys unto Computershare all of the rights, and interests of Olympia in, to and under the Shareholder Rights Agreement and all benefits and privileges derived or to be derived therefrom, to have and to hold the same absolutely as soon as this Agreement becomes effective.

2.	NOVATION

Computershare undertakes and agrees to assume all of the obligations of Olympia under, and agree to be bound by and comply with the terms of the Shareholder Rights Agreement.

3.	CONSENT OF A AND B TO ASSIGNMENT, ASSUMPTION AND NOVATION

3.1

Rio Alto hereby acknowledges, accepts and agrees to the assignment by Olympia of its rights, interests, benefits and privileges to Computershare as set forth in Section 2 of this Agreement and accepts Computershare as a party to the Shareholders Rights Agreement, and hereby covenants and agrees that as of the date hereof Computershare shall be entitled to hold and enforce all of the rights, interests, benefits and privileges of Olympia under the Agreement as if Computershare had been originally named as the Rights Agent to the Shareholder Rights Agreement.

3.2

Rio Alto hereby acknowledges, accepts and agrees to the assumption by Computershare of the obligations of Olympia under the Shareholder Rights Agreement as set forth in Section 3.1 of this Agreement as a novation and in full substitution for Olympia in respect of all matters as soon as this Agreement becomes effective.

3.3	Once this Agreement has become effective, the Shareholder Rights Agreement shall continue in full force and effect with Computershare substituted as a party thereto in the place and stead of Olympia.

4.	GENERAL

4.1

The parties shall do or cause to be done all such further acts and things and shall execute or cause to be executed all such further deeds, documents, and instruments as may be reasonably necessary to give effect to this Agreement.

4.2	This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

4.3

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta. The courts of the Province of Alberta shall have exclusive jurisdiction to entertain and determine all disputes and claims arising out of or in any way in connection with the construction, threatened or anticipated breach of this Agreement, and shall have jurisdiction to hear and determine all questions as to the validity, existence, or unenforceability thereof.

4.4	This Agreement evidences the entire agreement among the parties hereto and cannot be changed, modified or supplemented except by a supplementary agreement executed by all parties hereto.

4.5

This Agreement may be executed and delivered in separate counterparts and delivered by any party to the other parties by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

RIO ALTO MINING LIMITED

Per:	“signed”
Authorized Signatory

OLYMPIA TRUST COMPANY		COMPUTERSHARE INVESTOR SERVICES INC.

Per:	“signed”	Per:	“signed”
	Authorized Signatory		Authorized Signatory